COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH


05008553


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SUPPL

May 27, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose (i) the English version of a press release issued last week in connection with Commerzbank's annual general meeting of shareholders, (ii) the English version of the speech delivered by Commerzbank's Chairman of the Board of Managing Directors at Commerzbank's annual general meeting of shareholders and (iii) a copy of the English version of a notice recently posted on the Commerzbank head office website regarding the purchase of Commerzbank shares by certain senior officers of Commerzbank AG, as required to be disclosed under applicable German law. Each of these items may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
JUN 07 2005
THOMSON
FINANCIAL

Press release

For the business editor

May 20, 2005

AGM 2005: Commerzbank on the right course

"Commerzbank made good progress in 2004. Our efforts over the past three years have been rewarded. Your bank is on the right course." With these words, Klaus-Peter Müller, the bank's chairman, welcomed roughly 3,000 of its shareholders to this year's annual general meeting held at Jahrhunderthalle Frankfurt-Hoechst. Proof of the bank's progress was the payment of a 25 cent dividend per share, even though this was lower than in the past. At the same time, Mr. Müller affirmed the bank's targets for 2005 and 2006: "In the current year, we want to achieve an after-tax return of 8% – which means more than 750m euros. Next year, we are aiming for a return of 10%."

Modern positioning in core business lines

In the chairman's opinion, the measures adopted in the past few years, such as the restructuring of core business lines, the revaluation of equity holdings, two cost-cutting offensives and various programmes to improve efficiency and earnings have all made the bank more effective. The bank now has a modern organizational structure, reflecting its main strategic priorities:

- expansion in retail business,
- positioning as a bank for *Mittelstand* clients, and
- strengthening its position as a capital-market bank for larger corporates and multinationals.

In the words of the chairman, however, the result for the first three months of 2005 was not entirely satisfying. While the consolidated profit was the highest ever achieved in a first quarter, operating activities should have performed rather better in several respects.

Commerzbank AG
Corporate Communications-Press Relations
60261 Frankfurt am Main
Tel. (069) 136-22830
Fax (069) 136-29955
e-mail: Pressestelle@commerzbank.com

In the **Private and Business Customers** segment, the decline in total lending combined with attractive interest rates for deposits led to a lower return on equity. This trend will now be reversed by a property-financing offensive. At the same time, earnings are to be boosted by an expansion of private-banking activities and stronger concentration on business customers as a target group. This is being flanked by increased efficiency at branch level, thanks to the ongoing conversion of roughly 100 offices into "bran ches of the future".

In **Asset Management**, which now also includes the open-ended real-estate funds of Commerz Grundbesitzgesellschaft, the bank's foreign subsidiaries Jupiter International and Caisse Centrale de Réescompte continue to make good progress. In Germany, the focus is on improving fund performance in order to stay competitive with the "open architecture" approach actively pursued by Commerzbank. At the same time, greater profitability is to be achieved by concentrating on higher-margin products.

The **Mittelstand Bank** segment, though on an upward trend, is suffering as a result of subdued credit demand in Germany. Earnings performance is to be improved by means of wider margins and stronger efforts to provide corporate customers not merely with credits but also interesting cross-selling products. Central and Eastern Europe remain the key growth regions, in which selective acquisitions may be made whenever the opportunity arises.

Activities in International Corporate Banking are focused on boosting sales of structured credit products and expanding the bank's high market share of almost 17% in handling the financial side of Germany' s external trade.

Despite the considerable burdens imposed by restructuring, the new **Corporates & Markets** segment achieved an impressive return to the black in the first quarter. The shedding of marginal activities and loss-makers in Investment Banking had a beneficial impact here. Concentration on the two locations of Frankfurt and London will lead to a further improvement in profitability.

annual general meeting

BUSINESS SITUATION, STRATEGY AND PERSPECTIVES


COMMERZBANK


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Commerzbank Annual General Meeting 2005

Klaus-Peter Müller, Chairman of the Board of Managing Directors:
Business situation, strategy and perspectives

Contents

Commerzbank AG
Head office
Kaiserplatz, Frankfurt am Main
Postal address: 60261 Frankfurt
Telephone (+49 69) 136-20 · Fax (+49 69) 28 53 89
info@commerzbank.com
www.commerzbank.com
Investor Relations
Telephone (+49 69) 136-2 22 55 · Fax (+49 69) 136-2 94 92
ir@commerzbank.com

klaus-peter müller: business situation, strategy and perspectives

Dear shareholders,
Ladies and gentlemen,

Commerzbank made good progress in 2004. Our efforts over the past three years have been rewarded. Primarily, these were:

- the restructuring of our core business lines,
- the bold step we took to revalue our portfolio of equity holdings,
- two cost-cutting offensives,
- various programmes to improve efficiency and earnings
- and, last but not least, the successful integration of SchmidtBank.

These efforts will continue to prove worthwhile. Your Bank is on the right course.

I extend a welcome to you, also on behalf of my colleagues on the Board of Managing Directors, to this year's Annual General Meeting. We are pleased that so many of you have taken up our invitation again.

A. Financial statements for 2004

Let me begin my report with a retrospective glance at 2004. I am assuming that you are already sufficiently informed as far as our annual financial statements are concerned. In mid-February, we published the first figures. And, as every year, we sent you the abridged version of our annual report together with the invitation to this AGM.

In the first chart, you have an overview of our operating results. Apart from the trading profit and hedge accounting, we achieved growth with all of our revenue items. Moreover, we were able to reduce our provisioning considerably. All told, therefore, we increased our revenue again, by an encouragingly strong €434m to €5.5bn.

The development of operating expenses shows that our cost management is working. At €4.46bn, we spent another €50m less than in the previous year. Please bear in mind that in 2002 the figure was €5.16bn, and in 2001 even €5.86bn. These amounts are impressive evidence of how efficient – and necessary – our cost-cutting offensives were.

Overall, our income and expense items yield an operating profit of €1,043m, which is an increase of 86.6% on the previous year. Of course, our key figures have improved substantially as well. The operating return on equity climbed

from 4.9% to 10.2%, while the cost/income ratio sank from 73.3% to 70.4%. In the chart, we have included the 2002 data for the sake of comparison. The changes speak for themselves.

At last year's AGM, I provided forecasts for three core business lines. The chart enables you to compare my statements at that time and the eventual outcome. For the Retail Banking segment, I announced a 25% higher operating profit than in the previous year. In fact, we registered an increase of 49%. In Asset Management, I forecast a rise of over 40%, and it turned out to be 86%. For the Corporate Customrs and Institutions segment, we expected a result of over €500m. It proved to be €607m.

So we can be really satisfied with what has been achieved. Investment Banking alone produced serious losses. Last autumn, we took action and launched extensive repositioning measures in this area. For this purpose, we budgeted restructuring expenses of €132m. After this amount, and also the amortization of goodwill, taxes and minority interests have all been deducted, we post a net profit of €393m for 2004.

From this amount, we have allocated €243m to retained earnings. We now propose to you, our shareholders, that the remaining amount of €150m be used to distribute a dividend of 25 cents per share. We have thus achieved our goal of resuming dividend payments this year. For us and for you as well, this is proof that we have got our Bank back on course again. We are aware that the size of the dividend payment falls some way short of previous distributions. We look upon this as an incentive for the future.

B. First quarter of 2005

On May 3, we published our interim report for the first quarter of 2005. A copy of it is available for you today at the information stands.

We cannot be entirely satisfied with the result for the first three months of 2005. While the consolidated profit is the highest we have ever achieved in a first quarter, our operating activities should have performed rather better in several respects.

In the first quarter, we registered net interest income of €721m, 2.7% less than a year earlier. This decline above all reflects the weaker treasury result.

Despite sluggish economic activity, we expect provisioning to be lower once again, even after last year's substantial reduction. For the first three months, we have earmarked €198m for this purpose, almost 17% less than in the first quarter of 2004.

At €578m, net commission income fell just short of its year-earlier level. We achieved encouraging growth rates for guarantees, syndications and foreign commercial transactions. Unfortunately, this was not the case for the securities business effected on behalf of our customers and asset management. Here we are still waiting for better times on the stock exchanges.

Proprietary trading did not quite manage to repeat the excellent first quarter of 2004. However, it should be recalled here that we have substantially scaled down our activities as part of the restructuring of Investment Banking. Overall, the trading profit reached €262m, as against €314m a year earlier.

The net result on the investments and securities portfolio in the first quarter reflected the sale of our stakes in MAN and the Brazilian bank Unibanco. With the result on the available-for-sale portfolio included, we show €294m for this item, compared with €54m in the first quarter of 2004.

Operating expenses, at €1,107m, were virtually the same as a year previously. While personnel expenses rose by 5.3%, we managed to bring other expenses down by 4.6% to €377m. Depreciation on fixed assets was a good fifth lower at €77m.

The balance on all income and expenses yielded an operating profit of €541m, compared with €427m in the first quarter of 2004. This was also the pre-tax profit, as goodwill can no longer be amortized on a regular basis under the new accounting rules. After taxes of €116m and the profit/loss attributable to minority interests have been deducted, a consolidated profit of €395m remains, just over 60% more than in the first three months of 2004 and slightly more than in last year as a whole.

C. Development of individual segments

Where do we go from here in operational terms? What measures are we going to adopt?

I should like to explain this to you in presenting the results for the individual segments. But before I do this, a brief comment. We have no need to fear comparison with our competitors. Unfortunately, we all lack the good overall economic conditions that our business activities need.

Nonetheless, we will not slacken in our efforts to boost revenue further. And this holds true even in the face of weak economic performance and in the absence of healthy stock markets.

The new organizational structure of the Commerzbank Group – in place since last autumn – is helping us to become more effective. We were guided in our restructuring by the following considerations:

- *first*, organizational structure should reflect our strategy ("the structure follows the strategy") and should be systematically geared to our customer groups;
- *second*, responsibilities should be clear, free from overlaps and fixed down to the last detail;
- *third*, we want to promote synergies between sales and production;
- *fourth*, a clear overview should be ensured for all areas of responsibility.

Our strategy entails the following priorities:

- expansion in retail business,
- positioning as a bank for *Mittelstand* clients, or SMEs,
- strengthening our position as a capital-market bank for larger corporates and multinationals.

This gives rise to the following consequences for the organizational structure:

- bundling of retail and asset-management business to form a single division (long practised at Commerzbank and highly successful),
- establishment of the *Mittelstand* bank as a separate pillar,
- integration of clients with capital-market needs and investment banking.

We have taken account of these requirements in our new structure.

As of January 1, 2005, we adjusted our segment reporting to this format. At the same time, we made further changes to increase transparency. Parts of the Others and Consolidation segment now appear under operational business lines. This mainly applies to the funding costs of equity investments controlled by the respective segments, the revenue or dividends deriving from these investments, and overhead costs previously not allocated.

In addition, we no longer present a Group Treasury segment, but rather we assign the results of our treasury operations in Germany to the respective business lines. Last but not least, we now calculate the average equity tied up in the various segments according to BIS rather than to KWG, the German Banking Act – in other words, according to the rules of the Bank for International Settlements. In order to facilitate comparison, we have adjusted the year-ago results accordingly.

But let's now turn to the individual segments.

The units that make up the Private and Business Customers segment have not altered as a result of the new organizational structure. In the first three months of the year, we achieved an operating profit of €69m. While on a par with the two preceding quarters, this was 30% lower than in the first quarter of 2004. In net interest income, the decline in total lending was felt. In the short run, we will counteract this by launching a property-financing offensive. At the same time, we have accepted a narrower average margin on the funding side, as we intend to gain new customers by means of attractive interest rates for deposits. The reduced volatility of stock markets also led to a decline in commission income.

We are going to boost earnings in this segment above all by expanding private-banking activities and concentrating to a greater extent on business customers as a target group. What is more, comdirect bank has embarked upon a long-term programme designed to generate stronger earnings. And, last but

 

not least, we are improving the efficiency of our branch network by converting roughly 100 offices into "branches of the future". Incidentally, you can inspect and test this new type of branch at our AGM today. We have constructed a branch of the future alongside other information stands of individual subsidiaries and cooperation partners. As many of you regretted the absence of such stands last year, we are pleased that we can offer you this service again.

Asset Management has been expanded to include Commerz Grundbesitzgesellschaft as well, which manages open-ended funds. In this segment too, the operating profit sank by 30% to €37m. However, net commission income and the other operating result were distorted by non-recurring income in the first quarter of last year.

Our foreign subsidiaries Jupiter International Group and Caisse Centrale de Réescompte got off to a good start this year. They will maintain or even improve upon their good year-ago level. In Germany, we are focusing on further improving the performance of our funds. This is essential if we want to remain competitive with our open architecture approach (the sale of third-party funds in our branches). In this way, too, we are increasing our sales potential outside the Commerzbank Group. Last but not least, we intend to achieve greater profitability by concentrating on higher-margin products.

In the Corporate and Investment Banking division, we have created three new segments. First, then, a few words on the *Mittelstand* Bank. It includes our German corporate business, our activities in Central and Eastern Europe and also the CommerzLeasing und Immobilien Group. Here, we are able to report a marked improvement in results. The operating profit surged from €18m a year previously to reach €68m. Our units in Prague, Budapest, Bratislava and Moscow made good contributions. After a difficult year in 2004, BRE Bank is also back on a successful course.

But German corporate business continues to suffer as a result of subdued credit demand. All the same, it is positive that we were able to reduce provisioning considerably in this segment.

Currently, we are working towards a more efficient deployment of our resources in domestic business. In our lending, we are maintaining our drive to achieve wider margins. And we are stepping up our efforts to provide corporate customers with interesting products rather than simply granting them credits. Central and Eastern Europe is one of our key growth regions. Whenever the opportunity arises, we will selectively expand our activities there by means of acquisitions.

The second segment, International Corporate Banking, brings together our foreign units in Western Europe, the U.S., Asia and Africa. It also includes our Financial Institutions department, which takes care of our business relationships with about 6,000 correspondent banks.

In the first quarter of this year, the operating profit reached €31m and was thus 31% down on the corresponding quarter of 2004. The decline was basically due to lower treasury results at our units abroad. But the situation in Western Europe is also difficult, where credit demand similarly fell short of our expectations. Our branch in Shanghai is developing well, having decisively passed the

break-even point. This reflects the growing significance of the Chinese market for our business activities. We have four successful branches in the U.S., which remains for us one of the core regions in our international operations.

In International Corporate Banking, we intend above all to boost sales of structured credit products. We possess the necessary expertise to be successful here. What is more, we want to expand further our excellent market share of practically 17% in handling the financial side of Germany's external trade.

The third segment is Corporates & Markets, where the activities of our former Securities department are grouped. It also looks after selected clients with a strong need for capital-market products, as well as being responsible for our London branch.

Having posted losses in this segment from the second quarter of 2004 onwards, we achieved an impressive return to the black in the first three months of this year. The operating profit reached €99m. While this represented a year-on-year decline of 34%, the first quarter of 2004 was characterized by special factors and was an exceptionally successful one as a result.

We are proud that, despite the considerable burdens caused by restructuring, we are able to show such a positive result. We have quite consciously shed marginal activities and loss-makers in Investment Banking. Moreover, we have concentrated business almost exclusively on the two locations of Frankfurt and London. In the course of the year, these measures should lead to significant improvements in profitability.

Finally, a brief look at Mortgage Banks. This segment comprises Hypothekenbank in Essen, Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxembourg and Eurohypo, which is consolidated at equity. The year-on-year increase of 82% in the operating profit was primarily due to the inclusion of Eurohypo AG's profit on a pro-rata basis. Last year, we did not recognize the amount due to us until the final quarter.

But the other two banks also achieved stronger year-on-year results in the first quarter. We expect the encouraging development to continue and look forward to stable – and even higher – contributions from this area.

Let me sum up the prospects for our operating activities. We are well positioned to cope with future challenges. We will undertake all efforts to boost our Bank's earnings performance. Of course, we will also continue to maintain strict control over costs. In other words, we will invest only where we see growth potential and extra revenues.

The first quarter made it very clear that 2005 will not be an easy year. Competition for good customers has become much keener. Nevertheless, we are adhering to our medium and long-term strategy. A successful business policy cannot and should not be gauged by quarterly results.

Our targets for 2005 and 2006 remain unchanged: in the current year, we want to achieve an after-tax return of 8% – which means more than €750m. Next year, we are aiming for a return of 10%.

 

D. Agenda of the AGM

As Mr. Kohlhaussen has already announced, I will now explain some of the points on the agenda of our AGM. What are we asking you to approve today?

The first few points – presentation of the annual financial statements, approval of the actions of the Board of Managing Directors and the Supervisory Board, and appointment of the auditors – appear every year. Last year alone, the second point was missing (appropriation of the distributable profit), because we were unable to pay a dividend. Points 6 and 7 have become standard. Point 6 is the authorization for the Bank to purchase its own shares for the purpose of securities trading. The aggregate amount of shares held should not exceed 5% of the share capital at the end of any given day.

Under the authorization requested in point 7, up to 10% of the share capital may be purchased for purposes other than securities trading. This covers, for example, use of the Bank's own shares as an acquisition currency or the issue of shares to our staff.

Under point 8, we request that you authorize us to amend an AGM resolution of May 30, 2003. At that time, we were authorized to issue convertible bonds or bonds with warrants in a total nominal amount of up to €2bn. This authorization expires on May 30, 2008. To cover it, a conditional capital increase of up to €403m was resolved at the same time. As the Commerzbank share price has risen sharply in the meantime, the conditional capital increase could not be used to the full if convertible bonds or bonds with warrants were issued up to the maximum limit of €2bn. For this reason, we are requesting your approval for an additional amount of €1.5bn in order to issue convertible bonds or bonds with warrants. With it, we can use the scope that was originally granted to the full, if necessary.

As you can see, we are not asking you to approve a multitude of capital-raising measures. We feel that we have an adequate base and possess the necessary scope to react flexibly to opportunities for expansion and market changes. This is also reflected in our core capital ratio, which was a very good 7.2% at the end of March this year.

On November 1, 2005, the legislation on corporate integrity and the modernization of the right of rescission *(Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts*, known as UMAG for short) will enter into force. By way of preparation, we want to amend our articles of association. In future, it will no longer be necessary for shareholders to deposit their shares in order to participate in our AGM. Rather, the custodian bank merely has to confirm that the shares were held by the shareholder 21 days before the AGM. The need to deposit shares has frequently been a reason preventing non-resident shareholders in particular from exercising their voting rights at our AGM.

In point 9, the final point on our agenda, we request your approval for this amendment to our articles of association.

E. Concluding remarks

Finally, a few words on another topic which has less to do with the hard facts of our business.

Perhaps you have read in the press that we have acquired the rights to the name of Frankfurt's sports stadium, the Waldstadion, initially for a period of ten years. Even away from Frankfurt as well, this move has met with a strong response in the media. Most of the reactions have been really positive.

We see this as a commitment to Continental Europe's leading financial centre. And we hope that the Commerzbank Arena will substantially boost our image with the general public.

We need a strong and familiar brand name if we want sustained market success and growth. The brand helps us to gain customers and to keep them. We want the Commerzbank brand to be associated with efficiency and sympathy, solidity and creativity, and also transparency, credibility and success.

Sport is a good medium for increasing familiarity and making a brand sympathetic. We began a few years ago with the campaign in appreciation of those who take on honorary functions in sport. This has led to close cooperation with the association Deutscher Sportbund. Within our group, ADIG then followed with its advertising on the jerseys of the Hamburger Sportverein team. And for one year now, we have also sponsored the successful Frankfurt Lions, who became German ice-hockey champions last year. This year saw the start of our commitment to Galaxy, Frankfurt's American football club, who also use the Commerzbank Arena for their home games.

The obvious concentration on Frankfurt is not by chance. For one thing, this city is the home of our head office, which is visible from afar; for another, roughly a third of our staff in Germany and their families live in this region. Through our sponsoring activities, we emphasize that Commerzbank identifies itself with the economically strong region of Frankfurt and Rhine-Main.




COMMERZBANK




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COMMERZBANK

/ directors' dealings /

Directors' Dealings

Pursuant to Art. 15a of the German Securities Trading Act (WpHG), transactions effected by directors of listed companies and members of their families have to be disclosed and published. Accordingly, purchases and disposals of shares and also of financial instruments related to Commerzbank have to be reported immediately and made public for a period of one month.

Directors' Dealings:

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
23.05.2005	Buy	Frankfurt	16.41	EUR	7,500	123,075.00

Reporting Person:

Name	Reason	Function
Martin Blessing	Person performing managerial responsibilities	Member of a managing body

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
23.05.2005	Buy	Frankfurt	16.52	EUR	1,500	24,780.00

Reporting Person:

Name	Reason	Function
Andreas de Maizière	Person performing managerial responsibilities	Member of a managing body

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
19.05.2005	Buy	Frankfurt	16.61	EUR	1,200	19,932.00

Reporting Person:

Name	Reason	Function
Ulrich Leistner	Person performing managerial responsibilities	Regional Board Member

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
18.05.2005	Buy	Frankfurt	16.47	EUR	1,155	19,022.85

Reporting Person:

Name	Reason	Function
Martin Zielke	Person performing managerial responsibilities	Head of Corporate Banking

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
16.05.2005	Buy	Frankfurt	16.05	EUR	745	11,957.25

Reporting Person:

Name	Reason	Function
Frank Annuscheit	Person performing managerial responsibilities	Chief Information Officer

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
09.05.2005	Buy	Frankfurt	16.41	EUR	5,000	82,050.00

Reporting Person:

Name	Reason	Function
Klaus-Peter Müller	Person performing managerial responsibilities	Member of a managing body

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
04.05.2005	Buy	Frankfurt	16.34	EUR	1,200	19,608.00

Reporting Person:

Name	Reason	Function
Dr. Sebastian Klein	Person performing managerial responsibilities	Senior executive (Head of private banking division)

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
03.05.2005	Buy	Frankfurt	16.34	EUR	3,000	49,020.00

Reporting Person:

Name	Reason	Function
Martin Blessing	Person performing managerial responsibilities	Member of a managing body

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
03.05.2005	Buy	Frankfurt	16.28	EUR	2,000	32,560.00

Reporting Person:

Name	Reason	Function
Dr. Achim Kassow	Person performing managerial responsibilities	Member of a managing body

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland